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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

BEIJING MED-PHARM CORPORATION
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
077255107
(CUSIP Number)
David Gao
Chief Executive Officer
Beijing Med-Pharm Corporation
600 W. Germantown Pike, Suite 400
Plymouth Meeting, Pennsylvania 19462
(610) 940-1675
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 15, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	077255107	13D	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS Abacus Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Abacus Investments Limited is organized under the laws of Bermuda.

	7	SOLE VOTING POWER

NUMBER OF		7,907,484 Shares of Common Stock*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,907,484 Shares of Common Stock*

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,907,484 Shares of Common Stock*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.89%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Includes 166,650 immediately exercisable warrants to acquire shares of Common Stock.
** Based on 30,536,508 outstanding shares of Common Stock as of November 10, 2007 (as reported in the Form 10-Q filed by Beijing Med-Pharm Corporation with the Securities and Exchange Commission on November 14, 2007), calculated pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

(Page 2 of 6 Pages)

Item 1.	Security and Issuer
     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D, dated February 3, 2004 (the “Original Schedule 13D”), as previously amended and supplemented by Amendment No. 1 to Schedule 13D, dated December 20, 2006 (“Amendment No. 1,” and, together with the Original Schedule 13D and Amendment No. 2, the “Schedule 13D”), filed by Abacus Investments Limited (“Abacus”) relating to the common stock, par value $0.001 per share (“Common Stock”), of Beijing Med-Pharm Corporation, a corporation organized under the laws of the State of Delaware (the “Company”). The principal executive office of the Company is located at 600 W. Germantown Pike, Suite 400, Plymouth Meeting, Pennsylvania 19462. Information given in response to each item below shall be deemed incorporated by reference in all other items below.

Item 2.	Identity and Background
     This statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, by the persons listed below (the “Reporting Persons”).
     (a) This Schedule 13D is being filed by Abacus Investments Limited.
     (b) The address of the principal office of Abacus is 14 Par-la-Ville Road, P.O. Box HM 2958, Hamilton HM MX, Bermuda. Abacus is a holding company for investments.
     (c) Attached as Schedule A is the name, principal occupation (where applicable), business address and citizenship of each executive officer and/or director of Abacus. Schedule A is incorporated into and made a part of Schedule 13D.
     (d) During the last five years, neither Abacus nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, neither Abacus nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Abacus is organized under the laws of Bermuda. Schedule A sets forth the citizenship of each executive officer and/or director of Abacus.

Item 3.	Source and Amount of Funds or Other Consideration
     In February 2004, the Company issued 7,807,509 shares of Common Stock to Abacus in exchange for Abacus’ 100% interest in Beijing Med-Pharm Market Calculating Co. Ltd., a company organized under the laws of the People’s Republic of China. On December 20, 2006, the Company sold 833,325 shares of Common Stock and 166,650 warrants to acquire Common Stock (the “Warrants”) to Abacus for $3,750,000 in a private placement transaction. The Warrants have an exercise price of $5.625 and expire on the earliest of (a) December 20, 2011, (b) a change of control of the Company and (c) 45 days after written notice is delivered to the holders of the Warrants that the Common Stock of the Company has traded at a price in excess of 200% of the then-stated exercise price of the Warrants for 20 consecutive trading days. On October 24, 2007, Abacus received written notice from the Company that the Warrants will expire on December 9, 2007.
     Over a two-day period on November 15 and 16, 2007, Abacus sold 900,000 shares of Common Stock on the open market for a total sale price of $8,584,539.76, including brokerage commissions. Of the 900,000 shares of Common Stock sold during this period, Abacus sold 510,000 shares pursuant to Rule 144 under the Securities Act of 1933 (the “Securities Act”) and 390,000 shares under the Company’s resale registration statement on Form S-3 (File No. 333-140078), and the prospectus included therein, declared effective by the SEC on February 7, 2007.

(Page 3 of 6 Pages)

Item 4.	Purposes of Transactions
     Abacus holds the shares of Common Stock beneficially owned by it for the purpose of investment. Abacus evaluates its investment on a continuing basis. Abacus has no plan or proposals with respect to the Issuer that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Abacus, however, may at any time and from time to time, review or reconsider its position with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer
     (a) As of the date hereof, Abacus is the beneficial owner of 7,907,484 shares of Common Stock (including 166,650 shares of Common Stock underlying the Warrants) which constitutes approximately 25.89% of the Company’s 30,536,508 issued and outstanding shares of Common Stock, based on information contained in a Form 10-Q filed by the Company with the SEC on November 14, 2007. Those individuals listed on Schedule A do not own any shares of Common Stock except for their indirect ownership of Common Stock held by Abacus.
     (b) Abacus has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.
     (c) Except as described above in Item 3, Abacus has not effected any transaction in the shares of Common Stock of the Company in the past sixty days.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Abacus.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer
          None.

Item 7.	Material to Be Filed as Exhibits
          None.
[The remainder of this page is intentionally left blank.]

(Page 4 of 6 Pages)

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 19, 2007

ABACUS INVESTMENTS LIMITED
By:	/s/ Robert Mulderig
	Name:	Robert Mulderig
	Title:	Director; Deputy Chairman

(Page 5 of 6 Pages)

SCHEDULE A
Abacus Investments Ltd.

Name	Position	Principal Occupation	Business Address	Citizenship
John F. Turben	Director/Chairman	Managing Partner of	Kirtland Capital Partners	U.S.A.
	& CEO	Kirtland Capital	3201 Enterprise Parkway
		Partners	Suite 200 Beachwood, Ohio
44122 USA

Sir John Craven	Director	Chairman of	Fleming Family & Partners	U.K & Canada
		Fleming Family &	Ely House, 37 Dover Street
		Partners; Chairman	London W1S 4NJ England
of Lonmin plc; and
Chairman of
Patagonia Gold plc

Robert Mulderig	Director/ Deputy	Chairman of	14 Par-la-Ville Road	U.K.
	Chairman	Woodmont	Hamilton, Bermuda HM 05
Management Ltd.

Deanna Didyk	Director	Managing Director	14 Par-la-Ville Road	Canada
		of Woodmont	Hamilton, Bermuda HM 05
Management Ltd.

Helen Ann Chisholm	Assistant Secretary	Executive	Suite 810, CIBC Bldg.	Canada
		Administrator of	1809 Barrington Street
		Maritime Corporate	Halifax, Nova Scotia
		Services Ltd.	Canada B3J 3K8

Laurie Rayner	Secretary	Senior	14 Par-la-Ville Road	U.K.
		Administrator of	Hamilton, Bermuda HM 05
Woodmont
Management Ltd.

NingNing Chang	Director	Director; Abacus	113 St. George’s Square	Canada
		Investments Limited	London SW1V 3QP
England

Philip A. Embiricos	Director	Director	Embiricos Shipbrokers Ltd.	Greece
Commonwealth House
19 New Oxford Street
London WC1A 1NU
England

(Page 6 of 6 Pages)